EXHIBIT 12.1
ASSURANT, INC.
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
(in millions of U.S. dollars except for ratio amounts)

	September 30, 2015	2014	2013	2012	2011	2010
Income before income taxes	$91.0	$744.1	$789.7	$757.8	$706.2	$606.5
Fixed charges	49.2	68.5	86.8	70.2	70.2	73.8
Income as adjusted	$140.2	$812.6	$876.5	$828.0	$776.4	$680.3
Fixed charges:
Interest expense, including discount amortization and preferred stock dividends (1)	$41.3	$58.4	$77.7	$60.3	$60.4	$60.6
Portion of rents representative of an appropriate interest factor	7.9	10.1	9.1	9.9	9.8	13.2
Total fixed charges	$49.2	$68.5	$86.8	$70.2	$70.2	$73.8
Ratio of consolidated earnings to fixed charges	2.85	11.86	10.10	11.79	11.06	9.22
_____________________________

(1)	Preferred stock issued is recorded as a liability, thus the corresponding dividend is recorded as interest expense.